                                                                     EXHIBIT 12

                OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
               Computation of Ratio of Earnings to Fixed Charges
                                  (Unaudited)

                                                   Years Ended December 31,
                                                   ---------------------------
                                                   1999 1998  1997  1996  1995
                                                   ---- ----  ----  ----  ----
                                                        (In millions)
Earnings:
Income from continuing operations before taxes.... $ 27 $ 59  $147  $352  $137
Add (deduct):
  Equity in (income) loss of non-consolidated
   affiliates.....................................   --   --    (1)   (2)   (2)
  Dividends received from non-consolidated
   affiliates.....................................   --   --     1     1     1
  Interest capitalized, net of amortization.......   --   (1)   --    (2)   --
  Fixed charges as described below................   27   31    36    42    55
                                                   ---- ----  ----  ----  ----
    Total......................................... $ 54 $ 89  $183  $391  $191
                                                   ==== ====  ====  ====  ====
Fixed charges:
  Interest expense................................ $ 16 $ 18  $ 25  $ 30  $ 44
  Estimated interest factor in rent expense.......   11   13    11    12    11
                                                   ---- ----  ----  ----  ----
    Total......................................... $ 27 $ 31  $ 36  $ 42  $ 55
                                                   ==== ====  ====  ====  ====
Ratio of earnings to fixed charges................  2.0  2.9   5.1   9.3   3.5
                                                   ==== ====  ====  ====  ====
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